Exhibit 6.3

Confidential Information has been omitted in places marked “[*]” and has been filed separately with the Securities and Exchange Commission. Confidential Treatment has been requested with respect to this omitted information pursuant to an application for confidential treatment filed with the Commission under Rule 406 under the Securities Act of 1933, as amended.

SERVICES AGREEMENT

This Services Agreement (the “Agreement”) is entered into this 26th day of June 2013 by and between Blount Fine Foods, Inc. of 630 Currant Road, Fall River, MA 02720 (“Company”) and Nexus Staffing Specialists, Inc. of 41 Chatsworth Avenue, Larchmont, NY 10538 (“Contractor”).

WHEREAS, the Company desires to enter into an Agreement with Contractor pursuant to which Contractor will provide services to Company and Contractor desires to provide such services to Company all upon the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the covenants, promises, agreements, representations, and warranties of the parties set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby covenant, promise, agreement, represent, and warrant as follows:

1.

Nature of Agreement; Services to be Provided. This Agreement is intended to establish the relationship between the parties hereto and the general terms and conditions of that relationship. The services to be performed and/or provided by Contractor to Company (“Services”) are hereby described in Exhibit A attached hereto and made a part hereof. The parties agree that the excluded services described in Exhibit C attached hereto and made a part hereof are specifically not to be provided by Contractor to Company and shall be explicitly excluded from the scope of services to be performed and/or provided pursuant to this Agreement.

2.

Fees. The Company shall compensate Contractor for the services rendered pursuant to this Agreement by payment of the fees described in Exhibit B attached hereto and made a part hereof. The parties hereto agree and understand that if any payments due and payable to the Contractor pursuant to this Agreement are not fully paid within seven (7) days as more completely described in Exhibit B, it will result in irreparable injury to the Contractor and that any remedy at law alone will be an inadequate remedy for such breach, and, accordingly, in addition to any other remedy it may have, Contractor shall be entitled to the specific performance of this Agreement by Company without the necessity of proving actual damages.

3.

Non-Exclusive Nature of Relationship. The Contractor and the Company acknowledge and agree that the Contractor and the Company may enter into agreements such as this Agreement with other competing companies providing similar services.

4.

Term of the Agreement. This Agreement shall have an initial period of one (1) year which shall commence on July 15, 2013 and expire on July 14, 2014 (the “Initial Period”). This Agreement shall be renewed automatically for subsequent consecutive 12-month periods after the expiration of the Initial Period or any subsequent renewal periods (each a “Renewal Period”), unless this Agreement is terminated pursuant to the language in section 4 A “Termination” below. Prior to the commencement of any Renewal Period, the parties shall be permitted to renegotiate the provisions of this Agreement; provided, however, that if any such renegotiated terms for any Renewal Period have not been agreed upon in writing by the parties as of the commencement date of such Renewal Terms, then the terms of this Agreement then in effect as of such date shall continue for the Renewal Period unless otherwise agreed upon by the parties in a written agreement (but, subject to earlier “Termination” below); and provided further that neither party shall have any obligation to agree to any renegotiated terms and any such renegotiated terms shall be mutually agreed upon by each party in its sole discretion. The Initial Period and any Renewal Period shall from time to time individually and collectively be referred to herein as the “Term” of this Agreement.

A: Termination.

(i)

Either party may terminate this Agreement with or without cause on thirty (30) days advance written notice to the other party.

(ii)

Each party may immediately terminate this Agreement with written notice to the other party upon:

1)

any filing by or against the other party of a request or petition for adjudication as a bankrupt, relief as a debtor or other relief under the bankruptcy, insolvency or similar laws of the United States or any state thereof, now or hereafter in effect (and, if such filing is made against such other party, the failure of such other party to have any such request or petition dismissed within sixty (60) days after the filing thereof), or

2)

any making of any general assignment by the other party for the benefit of creditors on account of insolvency, or

3)

if any of the parties fail to observe, keep or perform any material provision of this Agreement and such default remains uncured ten (10) days after written notice to cure has been given to the defaulting party.

(iii)

Any and all payments of any Fees or any other amounts due and owing to Contractor by Company shall be paid on or before the termination date.

5.

Revisions and Alterations. Any and all changes to this Agreement shall be in writing and agreed to by both of the parties hereto.

6.

Representations and Warranties. Contractor represents and warrants that it will perform the Services (1) using appropriately qualified and trained personnel, (2) in a professional and workmanlike manner, (3) with due care and diligence and to a high standard of quality, and (4) in accordance with all applicable professional standards for its field of expertise. Contractor further represents and warrants that it is, and will remain during the Term, in compliance with the Commonwealth of Massachusetts and Rhode Island and Providence Plantations relating to taxes, wage and hour laws, and the withholding and remitting of child support.

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7.

Indemnification. Contractor, at no additional cost to Company, agrees to indemnify and hold Company, its affiliates and its respective personnel, harmless from any and all liabilities, expenses, costs, judgments, settlements, contract losses, fines, penalties, delay damages or other costs, arising out of or relating to actions of Contractor that result in any breach of or inaccuracy in any representation, warranty, or covenant of Contractor contained in this Agreement or any and all claims, liabilities and costs for any personal injury or property damage that Company may sustain, which arise out of or in connection with Contractor’s performance of or breach of this Agreement.

8.

Limitation of Liability. Company and its affiliates and each of their partners, principals, agents, servants, personnel, officers and directors shall not be liable to Contractor for any claims, liabilities or expenses relating to this Agreement in an aggregate amount in excess of the sum of the fees paid to Contractor by Company under this Agreement, except to the extent finally judicially determined to have resulted from the negligence, bad faith or intentional misconduct of Company. The provisions of this section shall apply to the fullest extent of the law, whether in contract, statute, tort (such as negligence) or otherwise. In circumstances where all or any portion of the provisions of this paragraph are finally judicial determined to be unavailable, each party’s aggregate liability for any claims, liabilities, or expenses relating to this Agreement shall not exceed an amount which is proportional to the relative fault that such party’s conduct bears to all other conduct giving rise to such claims, liabilities, or expenses.

9.

Independent Contractor Status. It is understood and agreed that each of the parties hereto is an independent contractor and that neither party is, nor will be considered to be, an agent, distributor, or representative of the other. Neither party will act Of represent itself, directly or by implication, as an agent of the other nor in any manner assume or create any obligation on behalf of, or in the name of the other. Company shall not be responsible for the payment of wages, worker’s compensation, disability benefits, unemployment insurance, and any other employee benefit, including, but not limited to, 401(k), dental and life insurance, vacation, sick days and holiday, or for withholding income taxes and social security for any employee, agent or contractor of Contractor. If, contrary to the intent of the parties, it is determined that an employment relationship exists between Contractor (including its employees, agents and contractors) and Company, then Contractor, for itself and on behalf of any and all individuals and entities under Contractor’s direct or indirect control, hereby irrevocably waives the right to participate in and earn or become entitled to any and all employee benefits of Company with respect to the performance of the Services hereunder.

10.

Insurance. Contractor represents and warrants that it has in force, and will maintain in force, adequate worker’s compensation, commercial general liability, error and omissions, and other forms of insurance sufficient to protect and indemnify Company and each of its officers, directors, members, partners, principals, employees, agents and contractors, but in any event no less than the amounts and terms set forth in Exhibit D.

11.

Amendment; Binding Nature. This Agreement shall not be modified or amended without written consent of the parties hereto and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

12.

Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, sent by facsimile, transmission with confirmation of receipt, sent via a reputable overnight courier service with confirmation of receipt requested, or mailed by registered or certified mail (postage prepaid and return receipt requested) to the parties at the addresses listed in the introductory paragraph of this Agreement (or at such other address for a party as shall be specified by like notice), and shall be deemed given on the date on which delivered by hand or otherwise on the date of receipt as confirmed.

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13.

Disputes_ Any disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

14.

Enforceability; Severability. The parties hereto intend that the terms and provisions of each section of this Agreement be construed and enforceable to the fullest extent possible so as not to violate any applicable provision of law and, if necessary, are intended to be limited by a court of competent jurisdiction only to the extent necessary to render each such section of this Agreement valid, legal, or enforceable under the provisions of any applicable law. If any section, term, or provision of this Agreement shall be limited or modified, or held invalid, illegal, or unenforceable, the validity of the other terms of this Agreement shall not be affected thereby.

IN WITNESS WHEREOF, the parties hereto have set their hands on the day first written above

COMPANY:
BLOUNT FINE FOODS, INC.

By:	/s/Michael P. Mistrot	Date:	July 1, 2013
Name: Michael P. Mistrot
Its: CFO

CONTRACTOR:
NEXUS STAFFING SPECIALISTS, INC.

By:	/s/ Ann Anderson	Date:	June 26, 2013
Name: Ann Anderson
Its: President and CEO

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EXHIBIT A

SERVICES

Temporary Employees:

Contractor shall provide Temporary Employees to Company as requested from time to time.

Contractor shall be responsible for employing and obtaining Worker’s Compensation insurance to cover Temporary Employees assigned to Company.

Contractor shall be responsible for paying and processing payroll services for Temporary

Employees including state and federal withholding taxes.

Provide Temporary Employees with Modified Duty Assignments as Required by MA Law

Contractor shall use E Verify to confirm the legal employment status of Temporary Employees.

Contractor shall implement policies for Temporary Employees as required by Company including:

Harassment

Non Smoking

Visitation policy

Drug Free Workplace

FMLA

Violence Prevention

Cellular Phone

Camera

Theft Video Surveillance

Sexual Offender Registry Checks

Contractor shall require Temporary Employees to sign a Benefit Release to protect from co-employment. Contractor shall require Temporary Employee to sign a Waiver of Benefits. Contractor shall require Temporary Employees to sign Waiver and Releases relinquishing right to make claims or bring suit against Company for damages or injuries covered under Workers Compensation.

Contractor shall assume all financial responsibility for healthcare costs (as it relates to the Patient Protection and Affordable Care Act) for its Temporary Employees assigned to Company from January 1, 2014 to the end of the contracted Term or termination date, if earlier than the term period stated in Section 4, as per the guidelines set forth in the Patient Protection and Affordable Care Act. Should any changes occur to the Patient Protection and Affordable Care Act subsequent to the signing of this Agreement including, but not limited to, changes to Federal guidelines for employee classification or changes to the PPACA by way of Congressional amendments or Presidential Executive Order, Contractor will address concern and request for change in agreed upon rates. At that time, Company will determine if they will accept proposed rate adjustment or seek to cease doing business with Contractor. The parties hereto would need to immediately and through mutual agreement review and amend or end the current Agreement addressing the changes to the Patient Protection and Affordable Care Act and its financial impact/effect on both the Company and the Contractor.

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Personnel and Administrative Services: (Contractor shall provide the following staff and services at [*] to Company)

Certified Staffing Professionals

On Site Plant Manager at Contractor’s location

3 On-Site Floor Staff

Local Office Recruiters and Support Staff

Receptionist

Branch Manager

Dedicated Human Resources and Benefits Management Support for Temporary Employees

Benefit Liability Protection

Recruit Temporary Employees

Conduct Interviews

Implement College Campus Recruitment Program

Process Applications and Conduct Reference Check

Provide Skills Test

Provide Training and Development

Provide Compliance Training

Drug Testing:

Each Temporary Employee shall have a four (4) panel urine drug test as a condition of employment with Company. All failing tests shall be sent to a federally certified lab for repeat testing. Contractor will mirror Blount Fine Foods post-employment drug testing policy in the event an incident occurs that requires the employee to receive medical treatment by a health care provider or if there is reasonable suspicion for cause. There will be no additional charge to [*] for this testing.

Background Checks:

Contractor will clear all employees through the Sex Offender Registry and perform a Criminal Background Check.

Company agrees to compensate Contractor for all costs exceeding [*] per employee for this service provided Contractor utilizes Hire Image or a provider that meets the Level 1 Package pricing that Hire Image offers.

All background check reports will be printed and part of Blount sporadic Personnel Audit of files.

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EXHIBIT B

FEES

Temporary Employees:

July 15, 2013 — July 14, 2014: Company shall pay Contractor [*] mark-up from base pay for Temporary Employees assigned to Company for Regular Pay.

Company shall pay to Contractor [*] mark-up from overtime base pay for Temporary Employees assigned to Company for Overtime Pay. Overtime pay is defined as time and one half.

Company agrees to compensate Contractor a minimum of [*] per day for each Temporary Employee requested by Company and released from work within [*] by Company for lack of work. Company closing due to weather and acts of nature will be listed on local radio and television, it will be each individual’s responsibility to be aware of closings and no call in pay will be provided on such days.

Conversion Employees:

Conversion Employees are defined as Temporary Employees hired by Company before working [*] as a Temporary Employee assigned to Company. Company shall pay to Contractor the fees listed above for Temporary Employees until such time as Conversion Employee has worked [*] for Company. (All employees currently working at [*], transferred to Nexus will be hirable with [*] conversion fee)

Terms of Payment:

Invoice statements are submitted on a weekly basis to Company, and are due and payable within [*] days. Blount agrees that if Nexus provides electronic invoice by Wednesday at 9am, Blount will transmit wire transfer by Friday by noon. Weeks that contain holidays Nexus and Blount will confer regarding weekly processing of invoices based upon holiday schedule

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EXHIBIT C

EXCLUDED SERVICES

Massachusetts Health Care Fair Share Contribution Program:

Contractor is not financially responsible for the Massachusetts Fair Share Assessment assessed for each Temporary Employee.

Contractor shall provide Company with a report indicating number of hours worked by Temporary Employees each quarter, calculating the full-time equivalent employees that should be billed and paid for by the Company, Blount Fine Foods.

Post-Employment Drug Testing:

Company has no financial responsibility for contractor’s employees post-employment drug testing.

Equipment:

Required footwear will be provided by the temporary employee as a condition for employment. In the event that an employee cannot afford the required footwear, it will be provide by the Contractor.

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Exhibit D

MINIMUM STAFFING AGENCY INSURANCE REQUIREMENTS

Forward a Certificate of Insurance to:	Blount Fine Foods, Corp.
Attn: Veronica King
630 Currant Rd.
Fall River, MA 02720
Fax: 774-888-1399

Insurance Companies w/ AM. Best rating of “A X” or higher
General Liability with minimum limits of:

Occurrence Form: (office work)

General Aggregate:	2,000,000
Products Complete Operations Agg:	2,000,000
Each Occurrence:	1,000,000
Personal Injury or Advertising Inj:	1,000,000
Fire Legal Liability:	50,000
Medical Payments:	5,000
Explosion, Collapse, Underground	Included

Add as Additional Insured, primary non-contributory basis: Blount Fine Foods, Corp., as affiliates, subsidiaries & those required in contract

Sample ISO Forms include:

CO2026 Designated Person or Organization

CG2001 Primary Non-Contributory basis

Add Waiver of Subrogation in favor of Blount Fine Foods, Corp., its affiliates, subsidiaries & those required in contract (check box in certificate)

Automobile Liability with minimum limits of:

X Any Auto or

X All Owned Autos

X Hired Autos

X Non-owned Autos

Bodily Injury & Property Damage: 500,000 / 1,000,000 / 50,000 or 1,000,000 CSL

Add as an Ade Insured — Designated Insured: Blount Fine Foods, Corp., Us affiliates, subsidiaries & those required in contract

Add Waiver of Subrogation in favor of Blount Fine Foods, Corp., its affiliates, subsidiaries & those required in contract

Workers Compensation & Employers Liability with minimum limits of:

Benefits:	Statutory (Massachusetts/Bristol County)
Other States Coverage:	Included (Rhode Island/Bristol County)
Employers Liability:
Each Accident,	1,000,000
Disease-Policy Limit:	1,000,000
Disease-Each Employee:	1,000,000

Add “Waiver of Subrogation” for: Blount Fine Foods, Corp., its affiliates, subsidiaries & those required in contract

Add “Alternative Employer Endorsement” Blount Fine Foods, Corp., its affiliates, subsidiaries & those required in contract Description Must Include the Following: (at bottom of certificate)

“General Liability, Auto Liability, and Umbrella Additional Insured on primary non-contributory basis equivalent to vendor form or CO2026 and CG2001 Blount Fine Foods.,it’s affiliates, subsidiaries & those required in contract General Liability, Auto Liability, Umbrella, Workers Compensation, Waiver of Subrogation applies in favor of Blount Fine Foods, Corp.,it’s affiliates, subsidiaries & those required in contract

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